C.A.S. Handmade Inc

A Massachusetts S Corporation
http://www.cas-handmade.com/

$52,750 MAXIMUM OFFERING
$10,000 MINIMUM OFFERING

OFFERING PRICE: $211 per Share
Common Equity Offered
$211 MINIMUM INVESTMENT

REGULATION CROWDFUNDING OFFERING

THESE ARE SPECULATIVE SECURITIES AND INVOLVE A HIGH DEGREE OF RISK. PLEASE REVIEW ALL RISK FACTORS CONTAINED IN THIS OFFERING MATERIAL.

GrowthFountain Capital LLC is acting as the funding portal in this offering of securities in reliance on section 4(a)(6) of the Securities Act of 1933 (15 U.S.C. 77d(a)(6)). To participate in this offering, you must open an account at www.GrowthFountain.com.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document, or the completeness of any information contained herein or listed with the funding portal. These securities are being offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. GrowthFountain Capital LLC and its affiliates are not making any investment recommendation in connection with making this offering material available to you.

The date of this offering material being listed on the funding portal at www.GrowthFountain.com is Wed Nov 15 2017 16:56:13 GMT-0500 (Eastern Standard Time)

OVERVIEW INFORMATION

Issuer Information

Name of issuer:

C.A.S. Handmade inc

Entity Form:

S Corporation

Jurisdiction of Organization:

Massachusetts

Date of Organization:

2014-11-28

Physical address:

15 Washington Street Hudson Massachusetts 01749

Website address:

http://www.cas-handmade.com/

Intermediary Information

Intermediary:

GrowthFountain Capital, LLC

CIK Number:

0001668506

SEC File Number:

007-00028

CRD Number:

283380

Funding Portal Address:

www.GrowthFountain.com

Compensation to Intermediary:

6% of the closing amount raised + pass-through and registration fees

Ownership interest by Intermediary:

None

The Security Offering

Type of security offered:

Common Equity

Voting rights:

No

Minimum target number of securities being offered:

47

Price of security:

$211

Minimum target amount of offering:

$10,000

Oversubscription allowed:

Yes

Allocation method of oversubscription:

First Come First Serve

Maximum amount of offering:

$52,750

Deadline to reach target amount:

60 days from filing date

INTRODUCTORY NOTICES

Offering Made Pursuant To Regulation Crowdfunding

This offering material, including all the exhibits attached hereto (collectively, the "Material") describes the terms relating to an offer and sale of securities to qualified investors consistent with the rules and regulations of Regulation Crowdfunding (17 CFR §227). C.A.S. Handmade inc , a Massachusetts S Corporation (the "Company"), is offering up to **250** shares of Common Equity (the "Shares") at an offering price of $211 per Share for a maximum aggregate offering price of $52,750

The Company has established a minimum offering of at least **47** Shares for a minimum aggregate offering price of $10,000 (the "Offering"). If the sum of the investment commitments does not equal or exceed this minimum target amount at the Offering deadline, no securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned, less any fees incurred, without accrued interest. There can be no assurance that the minimum number of the Shares offered will be subscribed for and therefore there is no guarantee that this Offering will be completed. The minimum subscription by an investor is a $211 investment. Each investor interested in participating in this Offering must register at www.GrowthFountain.com. The website GrowthFountain.com (the "Platform") is operated by GrowthFountain Capital LLC (the "Intermediary") which is registered with the U.S. Securities Exchange Commission (the "SEC") as a funding portal and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Intermediary is the exclusive listing agent and funding portal for this Offering and is acting in reliance on section 4(a)(6) of the Securities Act of 1933 (15 U.S.C. 77d(a)(6)).

Crowdfunding Investments Are Risky

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. The securities being offered in this Offering are not insured by the Federal Deposit Insurance Corporation, are not guaranteed by any bank and may lose their entire value. The securities being offered will have transfer restrictions during the one-year period beginning when the Shares are issued. In addition, there is no ready market for the sale of the Shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the Shares.

This Material contains significant additional disclosure of investment risks to be reviewed by each potential investor. Each investor should review all of the risks related to this Offering prior to making a commitment to invest in the Shares.

No Investment Advice is Being Provided

This Material contains statements by the Company which have not been independently verified. The Intermediary has not performed an independent assessment of any of these statements and the Intermediary is not providing any investment advice in connection with making this Material available on its Platform.

Some of the Company's statements in this Material may be forward-looking. Projections relating to the Company's future performance are subject to a high degree of uncertainty. Actual results can be expected to vary from the results projected and such variances may be material. Prospective investors must not to construe the contents of this Material as legal, business, tax or investment advice. Each investor in any securities should consult their own attorney, business advisor and tax advisor as to the legal, business, tax and related matters concerning this Offering.

These securities have not been recommended or reviewed by any federal or state securities commission or regulatory authority and these authorities have not passed upon the accuracy or adequacy of this Material. FINRA and the SEC do not pass upon the merits of any securities offered and they are not providing any endorsement or investment advice related to this Offering. The Shares are being offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration. There may be a risk that the Shares will fail to qualify for this exemption due to actions taken by the Company that are not properly disclosed. The Intermediary has not investigated or verified the information provided by the Company and neither has any regulatory authority, so each investor must perform their own assessment of the information contained in the Material prior to relying on the Company for its completeness and accuracy.

Changes Are Possible In Certain Circumstances

The Company reserves the right to modify any of the terms of the Offering at any time before the Offering closes. However, if any material changes are made, each investor will be notified and will be required to reconfirm their investment commitment within 5 days of such notice or their entire investment commitment shall be cancelled. Investors are also given the right to terminate an investment at any time prior to 48 hours from a notified closing date. Additional details on the procedures involved with this Offering are contained later in this Material. Additional information relating to this Offering, including communication channels allowing investors to pose questions and receive answers, is available through the Intermediary on the Platform at https://growthfountain.com/cashandmade

Multiple Closings

If the Company reaches the target amount prior to the Offering deadline and the Offering has been listed for a minimum of twenty-one (21) days, the Company reserves the right to conduct early (and potentially multiple early) closings. In so doing, the Company will provide notice to investors concerning the new offering deadline five business days prior to closing.

DESCRIPTION OF THE ISSUER'S BUSINESS

The Company

C.A.S. Handmade inc , was organized on 2014-11-28 , as a Massachusetts S Corporation The Company's headquarters is located 15 Washington Street Hudson Massachusetts 01749 . The Company's website is http://www.cas-handmade.com/ .

Business Overview

C.A.S. Handmade Inc. established in 2013, and incorporated in 2014.

Now in our third full season, C.A.S. has evolved from sewing in our basement to a 2400 square foot studio store in Hudson, Mass. This year we are now carried in over 100 stores nationally, and carry 32 American made Artists in our store that is above our working studio where each handbag is made start to finish. We have 4 main sources of income – Wholesale – Retail operation/ store - Online store – Retail trade shows. We have already reached last year's total sales of 205k and are currently at 250k with 70k in open purchase orders, and the busiest season approaching. We grew over 200% in one year and it is time to raise capital to go into 2018 with a goal of 10-20% growth and become a $500,000 a year company. This $50,000 capital we are looking for is the first step to a very well thought out plan for 2018, which we will look to obtain a 10-20% growth. Our biggest hurdle is capital, and with such growth we need to purchase more cutting dyes that will speed up our production, a new machine, hire two more employees, and purchase our materials for this spring, along with our show fees for 2018. We are an established american made company that invested everything we had to build our brand, and we are not slowing down. With this capital we will be able to grow, create jobs, and become one of the best high end american made bag companies in the USA.

With over 200% growth in 2017, we are raising capital to grow, speed up efficiency with new equipment, purchase materials in bulk to save money, and focus on bottom line for 2018. This capital will put us in a great position with a very well thought out 2018 plan and CFA to support this.

Business Plan
Please refer to the copy of the Company's business plan which is attached as Exhibit A hereto.
C.A.S. is a high-quality bag company located in Hudson, Massachusetts. Each bag is designed, developed, and sewn by Cara DesJardins and a small team of leather crafts people. Each bag is made of full-grain leather and 100 percent linen.

We only use the highest-quality materials in our handbag construction. A natural material, leather often presents minor marks and variations inherent to the hide. While mass-produced or high-end bags try to eliminate those imperfections, we see them as part of the unique character of the material. We believe it is possible to make bags that are beautiful without supporting the wastefulness of the handbag industry.

We also have a retail store above our studio carrying our bags along with the wonderful Art of 35 American made Artists. Products you will not find anywhere else.

MANAGEMENT & MATERIAL PERSONS

Specific biographical information on each of the Company's officers and members of its Board of Directors of is attached as Exhibit C. Exhibit C contains information on the last three years of employment and supplements the information summarized below. The Company has confirmed that no officer, director or 20% shareholder would cause a violation of Rule 503(a) of the Crowdfunding Regulations (17 CFR §227.503).

Number of Total Employees
Full time employees: 3
Part time employees: 4

Officers
The following information has been provided by the Company as true and correct regarding each of the Company's officers. For purposes of this Form C, the term "officer" means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

Officer Name	Tenure	Title and Responsibilities
Cara DesJardins	2013-02-01	CEO PFO PAO Owner

Board of Directors
The following information has been provided by the Company as true and correct regarding each of the Company's directors (and any person performing a similar function):

Director Name	Dates of Board Service (Year Begin)	Principal Occupation + Employer & Start Date
Cara DesJardins	2014-11-01	CAS Handmade owner 2013-04-01

20% Holders

The following information has been provided by the Company as true and correct regarding each person who owns twenty percent (20%) or more of the Company's outstanding voting equity securities calculated on the basis of voting power.

Name of Holder	Class of Securities	Number Held	% of Voting Power
Cara DesJardins	a/b	2900	100

The Company has confirmed that the information above is accurate for the period spanning 120 days prior to the date of filing of this Material. For any calculation above of total voting power, all securities are included for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they are included as being "beneficially owned." For any calculation of outstanding voting equity securities, all outstanding options are assumed to be exercised and all outstanding convertible securities converted.

Related Party Transactions

The Company is disclosing certain related party transactions below arising from any of the transactions occurring in the Company's last fiscal year. As used here, the term "related party" includes: (1) any director or officer of the Company; (2) any person who is, as of the most recent practicable date, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (3) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (4) any immediate family member of any of the foregoing persons. Only those transactions are listed in which the related party had or is expected to have a direct or indirect material interest in such transaction, and the list includes transactions with entities under common control with the issuer. As used here, the term "transaction" includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. Where it is not practicable to state the approximate amount of the interest, the amount involved in the transaction has been approximated.
Those transactions with a related party having a direct or indirect material interest:

Specified Person	Relationship To Issuer	Nature of Transaction	Amount of Interest
Cara DesJardins	CEO and family	7% loan to the company, which matures Jan 1, 2020. We anticipate this loan to be paid back this year	$17,000

The term "immediate family member" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a co-habitant occupying a relationship generally equivalent to that of a spouse.

PROCEDURE FOR PURCHASING SECURITIES

Minimum Commitment and Closing Date
To participate in this Offering, each investor must purchase securities in a minimum dollar amount equal to $211 .   The securities are being offered until January 15 2018, unless notice is provided to investors at least five (5) business days prior to any change in such date. The Company reserves the right to change the closing date with such notice and with a minimum twenty-one (21) day period in which to carry out the offering.

Account Opening Requirement
If a potential investor is interested in participating in the Offering, such investor must first open an account with the Intermediary by registering at www.GrowthFountain.com. During such registration process, the Intermediary may request financial information to determine investor's eligibility and may require the acceptance of certain terms and conditions applicable to investor's use of the Platform. In addition, prior to communicating any investment commitment, each investor must (a) consent to electronic delivery of materials, (b) provide a representation that such investor has reviewed the educational material available from the Intermediary delivered pursuant to Rule 302 of Regulation Crowdfunding, (c) provide a representation that such investor understands that the entire investment amount may be lost and that such investor could bear such loss, (d) complete a questionnaire demonstrating such investor's understanding that there are limitations on cancelling an investment commitment and that it may be difficult to resell securities

acquired in this Offering. Each potential investor is subject to investment limitations established by the Securities Act (15 USC 77d(a)(6)(B)) and Regulation Crowdfunding (17 CFR 227.100(a)(2)).

Offering Process After Registration

Each Offering is listed on the Platform for a minimum of twenty-one (21) days and the Offering period may extend beyond such twenty-one days if set forth in the Material or each investor is properly notified. During that period (or later if the investor is notified of a change), the Company must aggregate investor commitments that are equal to or greater than the Offering minimum target amount. The process generally involves the following steps: (1) an investor registered on the Platform identifies a desired offering and communicates an investment commitment to purchase securities in such offering by completing a subscription agreement; (2) the Intermediary confirms the investor's eligibility to participate in the Offering; (3) the investor transfers the funds required to purchase the offered securities to the Intermediary's designated third-party FDIC insured depository (4) once the targeted minimum offering amount is achieved or exceeded through investor commitments collectively, the issuer would be able to close the transaction on the original target closing date or an earlier date with at least five business days prior notice to the investors; and (5) the subscription agreement will be countersigned by the issuer; and (6) the funds would be released by the third-party depository to the issuer, less any required fees sent to the Intermediary, and the issuer would issue the securities to the investor.

Multiple Closings

If the Company reached the target amount prior to the Offering deadline and the Offering has been listed for a minimum of twenty-one (21) days, the Company reserves the right to conduct early (and potentially multiple early) closings. In so doing, the Company will provide notice to investors concerning the new offering deadline five business days prior to closing.

506(c) Offering

The Company reserves the right to conduct a Rule 506(c) Offering during or after the Regulation Crowdfunding Offering.

Method for Investor Cancellation of a Commitment

Investors may cancel an investment commitment at any time up until forty-eight (48) hours prior to the applicable closing date. The process for any such cancellation is for the investor to log onto the Platform and indicate a cancellation by selecting such option in connection with the applicable offering once they have logged into their account and accessed their investor dashboard. With respect to specific scenarios: (1) if the target minimum offering amount is not met prior to the target closing date, then the Intermediary will automatically cancel all investment commitments and notify each investor of the return of their respective funds, (2) if the issuer reaches the target minimum offering amount prior to the deadline identified in the offering materials, then it may close the offering early (if it provides notice about the new offering deadline at least five business days prior to such new offering deadline) provided that the investor would be able to cancel the investment commitment before the 48-hour period prior to the new offering deadline, (3) if the issuer notifies the investor of a material change to an offering, then the investor must reconfirm their investment commitment after the material change is made to the offering, or such investor's investment commitment will be cancelled and the committed funds will be returned. In any situation where a return of investor commitments is triggered, such funds will be returned without any accrued interest and less any fees incurred.

Method for Delivering the Securities

The issuer will record all investments in book entry form so that no certificates would be delivered. The fully executed Subscription and Purchase Agreement relating to the Offering will serve as a written record of the transaction and will be available on the Platform via the investor dashboard. The investor will also receive email confirmation of the successful closing of the Offering, which will confirm the number of securities purchased and the amount paid. The delivery of the purchased securities and any payments or distributions relating thereto may be dependent and conditioned upon the investor providing correct and up-to-date contact and tax-related information, including without limitation, the following as requested: an up-to-date email delivery address, an up-to-date physical delivery address and an accurate social security number.

Use of Third Party Services

Each investor commitment made in connection with the completion of a Subscription Agreement will be held in a depository account maintained for the benefit of investors. The Intermediary will not hold any investor funds or issuer securities in connection with this Offering.

Use of Communication Channel

The Intermediary makes available on the Platform certain communication channels by which registered users can communicate with representatives of the Company. While any person can view the postings made within the communication channel, only registered users can post questions or comments. Investors have the opportunity to use the communication channels in connection with their evaluation of the securities in this Offering to support their diligence effort and to clarify any information provided in the Material. The Intermediary is not serving as an agent or representative of the Company in connection with the operation of the communication channels and is not providing any investment advice through the communication channels. All promoters and representatives of the Company participating in the communication channels on the Platform are required to disclose their relationship with the Company.

Intermediary Compensation

The Intermediary will be compensated a dollar amount equal to 6% of the total Offering amount if the Offering is successfully completed and closed. Such compensation is paid only if the Company's total Offering proceeds meet or exceed the target minimum offering amount indicated in this Material. Additionally, the Company reimburses the Intermediary for certain fees that the Intermediary passes through to the Company, such as the costs related to performing background checks and establishing an FBO Account. These fees are one-time fees and are not dependent on the success of the Offering. In total, the Intermediary will receive, directly or indirectly, a dollar amount equal to the sum of all the following: (a) a transaction fee equal to 6% of the total amount of monies raised in the Offering for the purchase of securities offered by the Company, payable upon success, (b) a registration and processing fee equal to $500 payable upon registration, and (c) a participation fee equal to $10 committed to by the investor. Participation fees that are attributable to each investor are not included in any calculation of total Offering amount.

Conditional Commitment

Purchase of the securities offered in this Offering shall be made pursuant to the execution of a Subscription Agreement available on the Platform, which contains, among other things, certain representations, warranties and covenants. The Company must secure investor commitments that equal or exceed the minimum target amount for the Offering prior to the applicable closing date, or the Offering will be canceled and investor funds committed in connection with the Offering will be returned. An investor commitment is conditional after being made, but only up until the time that is 48 hours before the applicable closing date. For the 48-hour period prior to the applicable closing date, investor commitments may not be cancelled by the investor but in certain circumstances may still be returned (e.g. if the target minimum amount is not met). As a reminder, investors are required to reconfirm their investment commitment after receiving notice of a material change to the Offering. If an investor takes no action to reconfirm the investment commitment after the Company notifies the investor of a material change, the commitment will be cancelled and funds relating to that Offering returned, less any fees incurred, without any accrued interest.

Jurisdictional Coverage
Jurisdictions in which the issuer intends to offer the securities include the following: AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, WA, WV, WI, WY, PR, GU, VI, NMI, AS
Canadian Jurisdictions: AB, BC, MB, NB, NL, NS, ON, PE, QC, SK, YT, Canada [Federal Level]

CAPITAL STRUCTURE OF THE ISSUER

Description of the Issuer's Existing Securities
The outstanding and authorized amounts of the Company's existing securities are identified in the table below. Please note that the Company has indicated that this table includes (a) all instruments that could convert into securities such as convertible debt, (b) securities that are reserved for issuance upon exercise or conversion such as an option plan and (c) any other instruments that could be expected to impact the capitalization of the Company.

Class of Security	# Authorized	# Outstanding	Voting Rights
Class A Stock	2,100	2,100	Yes
Class B - Series A Stock	900	900	No
Class B - Series B Stock	60	60	No
Class B - Series C Stock	250	0	No

Description of Securities, Material Terms and Other Rights:

Class A Stock : Class A Stock is owned by Cara DesJardins and contains all voting rights for the business. See attached CAS Authorization document for description of dividend payments.

Class B - Series A Stock : See attached CAS Authorization document for description of dividend payments.

Class B - Series B Stock : See attached CAS Authorization document for description of dividend payments.

Class B - Series C Stock : See attached CAS Authorization document for description of dividend payments. This is the stock offered in this Reg CF offering.

DESCRIPTION OF SECURITIES OFFERED

General Terms

The type of security being offered is non-voting shares of our common stock. This means purchasers of the Shares will have no voting rights whatsoever. Each investor is responsible for understanding the Company's governing documents and can use the communication channels on the Platform to request clarification or additional information.

Common Stock

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Common Stock set forth in the Company's charter documents as well as the terms of the Subscription Agreement. The securities in this Offering are non-voting common stock. Dividends upon the capital stock of the Company, if any, subject to the provisions of the Certificate of Incorporation, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. The Company does not anticipate issuing any dividends in the near term.

Voting Rights and Limitations

The Shares have no voting rights and will be excluded from all voting. Additionally, the Shares have no liquidation or preference rights. The rights of shareholders may be modified by a change to the Company's governing documents.

Restrictions on Transfer of Shares

Consistent with Subpart E of Regulation Crowdfunding (17 CFR 501), securities issued in this Offering pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to a limited group including (a) to the Company, (b) to an accredited investor, (c) as part of an offering registered with the SEC, or (d) to a family member, trust or equivalent. In connection with any participation in this Offering, each potential investor may be required to agree not to dispose of or otherwise sell or transfer any of the Shares, until there is in effect a registration statement under the Securities Act covering such proposed disposition or if such disposition will not require registration under the Securities Act.

Distinguishing the Securities

Ability of one class of security to materially limit, dilute or qualify the rights of another class: The holder shall have the option of redeeming shares at their fair market value as of December 31, 2021 by delivering written notice to the company between January 1, 2022 - January 31, 2022.

The Corporation shall have the option at any time after April 1, 2020 to redeem and repurchase any and all issued shares at the fair market value within 30 days of the delivery of such notice.

All stock is entitled to dividends which are laid out in the attached CAS Authorization document.
Ability for the rights of the securities being offered to be modified:
See attached CAS Authorization document.

The authority of the Board with respect to each series shall include, but not be limited to, determining:
(a) designation of series
(b) number of shares of the series, which the Board may thereafter increase or decrease
(c) whether dividends, if any, shall be cumulative or noncumulative and dates or methods from which dividends shall be cumulative
(d) the rate of dividends payable, any conditions or dates
(e) price (or method for determining price) and terms and conditions upon which the shares may be redeemed, in whole or in part, at the option of the Corporation or the option of the holder or upon the happening of a specific event
(f) the obligation, if any, of the Corporation to purchase or redeem shares of such series and

the price or prices at which the shares shall be redeemed or purchased, in whole or in part
(g) the voting rights, if any, of the holders of shares of the series
Any additional risks:
The Corporation shall have the option at any time after April 1, 2020 to redeem and repurchase any and all issued shares at the fair market value within 30 days of the delivery of such notice.

The Company may issue additional shares as needed in the future.

Valuation of the Securities
The offering price of the securities in this Offering has been established by the Company and does not necessarily bear any specific relation to the assets, book value or potential earnings of the Company or any other recognized criteria of value. The Shares have not been registered under the Securities Exchange Act of 1934 and have not been traded or quoted on any exchange or quotation system. There is no public market in which shareholders may sell their Shares, and there can be no assurance given that such a market will ever develop. The securities offered hereby are restricted by law and the ability to transfer and interests in the Shares is severely limited.
Method by which the offered securities are valued:
Brand Valued at $500,000 in Jan 2017. Raised $150k for 30% Jan 2017 stock price 166.77
Oct 2017 stock price $211.00 $211*3,060 outstanding shares = $645,660

USE OF PROCEEDS

The Company intends to apply the proceeds of this Offering substantially as set forth herein, subject to reallocation by management as it deems in the best interests of the Company. The actual use of proceeds of this Offering is subject to the discretion of management and the board of directors, and may include general corporate purposes.
Purchase equipment, Hire employees, Purchase materials, and capital to be able to provide our wholesale customers with net 30 terms.
The following table reflects our anticipated estimated use of proceeds:

MINIMUM RAISE ACHIEVED	MAXIMUM RAISE ACHIEVED

Category	Estimated Dollar Amount	Percentage of Proceeds	Estimated Dollar Amount	Percentage of Proceeds
Total Proceeds	$10,000	$52,750		
Less: Offering Expenses	$0	0.00%	$0	0.00%
Salaries, Benefits and Wages	$2,400	24.00%	$10,000	18.96%
Product Development	$0	0.00%	$1,585	3.00%
Marketing	$0	0.00%	$0	0.00%
Operations (Data, Hosting, Fees)	$0	0.00%	$0	0.00%
2018 Wholesale shows	$3,000	30.00%	$8,000	15.17%
Equipment	$2,000	20.00%	$10,000	18.96%
Raw goods	$2,000	20.00%	$20,000	37.91%
Total Use of Net Proceeds	$9,400	94.00%	$49,585	94.00%

FINANCIAL CONDITION

References to the future financial condition of the Company may contain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Actual operating results may be affected by various factors including, without limitation, changes in national economic conditions, competitive market conditions, uncertainties related to government regulation, and actual versus projected timing of events, all of which may cause such actual results to differ materially from what is expressed or forecast in this Material. For purposes of this section, any reference to the Company includes its predecessors, if any. The Company's actual results may differ materially from those discussed herein.

Prior Operating History
The following describes the operating history of the issuer with a focus on whether historical results and cash flows are representative of what investors should expect in the future.

	Most Recent Fiscal Year End	Prior Fiscal Year End
Total Assets	$102,000	$74,729
Cash & Cash Equivalents	$6,422	$1,656
Accounts Receivable	$49,000	$0
Short-term Debt	$82,977	$25,000
Long-term Debt	$85,878	$98,150
Revenues/Sales	$205,377	$93,127
Cost of Goods Sold	$47,353	$13,910
Total income	$0	$0
Tabable income	$0	$0
Total tax	$0	$0

Results of Operations

The following is a description of the financial condition of the Company, including any items that have had a material impact on the Company, for each year when financial statements are provided. This discussion also includes an identification of any known material changes or trends in the financial condition and results of operations of the Company during any time period subsequent to the period for which financial statements are provided.

These funds will help build the company by adding more staff, equipment, pay for shows for 2018, and materials. Our milestone for 2018 is to maintain a strong bottom line, be profitable by over 100k, and focus on 10-15% growth opposed to our 2017 200% growth. These fund will help achieve these goals.

Material Indebtedness

The Company has indicated that it currently has outstanding material indebtedness. The general terms of the Company's current and outstanding indebtedness are reflected of the following table:

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Material Terms
SBA	$39,000	5 %	2019-02-02	will be paid this year
family loan	$17,000	7 %	2020-01-01	will be paid this year
Allied	$2,200	20 %	2017-12-14	

Previous Issuer Offerings

The Company has indicated that it has not conducted any prior exempt offerings in the past three years.

Financial Statements

The issuer's financial statements are attached as Exhibit B.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years.

CROWDFUNDING RISK FACTORS

An investment in the Company's securities involves substantial risk. Prospective investors should carefully consider the risk factors referred to in this Material. An investor should not invest any funds in the Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. The Shares have not been recommended or reviewed by any federal or state securities commission or regulatory authority. There is no ready market for the sale of the Shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the Shares.

Risks from Relying on Issuer Supplied Information
There is the risk that some of the information supplied by the Company may be inaccurate. The management of the Company has provided all of the information stated in this Material without any third party verifying or investigating such information. The Company makes no express or implied representation or warranty as to the completeness of this information or, in the case of projections, estimates, future plans, or forward looking assumptions or statements, as to their attainability or the accuracy and completeness of the assumptions from which they are derived. It is expected that each prospective investor will pursue their own independent investigation. Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected.

Risks as a Minority Holder
Purchasers of a minority ownership have risks relating to limited control, limited information and limited rights. Minority owners have no control over the marketability and value of their purchased securities and they may be required to hold onto their minority ownership position for an indefinite period. Additionally, minority owners must address the following risks:
Minority owners have no right to participate in any management decisions of the Company or the day-to-day operations. There is the risk that the majority owners make decisions or

take actions that a minority owner thinks is bad for the Company.   A minority owner has limited ability to influence the governance and operations of a Company.

Minority owners have limited rights to information beyond those filings that are required by law to be made available. There is the risk that minority owners may be denied immediate information about the Company's performance or corporate affairs.

Minority owners have limited rights, if any, to demand current distributions from an operating business. Majority owners likely have the right and power to avoid making any distributions of profits at their discretion. There is also the risk that the management of the Company pursues a spending plan that causes the Company not to generate any profits to be distributed.

Minority owners have limited rights, if any, to have their interest bought out. There is the risk that a minority owner will want to sell their interest and they will have no right to force the Company to buy them out. There will also be liquidity risk if there is no secondary market for the Company's securities.

Minority owners have limited input into fundamental corporate changes such as sale of the Company. There is a risk that a sale could be structured in a way to avoid certain payouts to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Minority owners may have interests that are different than shareholder-officers or shareholders that are part of the management team of the Company. There is the risk that minority owners perceive a conflict of interest if, for example, the managers that are shareholders receive a significant raise. Additionally, there is the risk that a minority owner will want to remove a manager or board member but have no independent power to do so.

Risks Regarding Corporate Actions

The Company may take certain corporate actions that could impact investors that purchase the Shares.

Regarding the additional issuances of securities, there is the risk that an investor has their ownership percentage diluted if, for example, the Company decides to raise additional amounts in the future. There is also the risk that an investor is excluded from the opportunity to participate in future fund-raising so that they are unable to maintain their ownership percentage.

Regarding the authorization of new securities with different rights, there is the risk that a future investor is able to obtain rights that are superior to the rights afforded to the purchasers of the security available in this offering.

To the extent that there is ever an offer to repurchase the Shares by the Company, there is the risk that investors may feel pressured to sell their Shares to the Company without fully participating in or capturing the potential increase in value of such Shares.

Regarding a sale of the Company or of assets of the Company, there is the risk that any such transaction fails to maximize the value of the Company's securities. The investor will be required to rely on the business judgement of the management team and the Board of Directors of the Company so there can be no guarantee that the investor will receive the full market value of their Shares

Regarding transactions with related parties, there is the risk that the Company is placed in a position that creates the possibility of a conflict of interest. The Company may choose to participate in transactions with affiliates and related persons, with limited disclosure required to investors.

Risks from an Investment in Securities

This Offering is being made on a conditional basis with no minimum number of Shares guaranteed to be sold. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that the minimum required amount of proceeds will be realized by the Company.

The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with an intention to resell or distribute. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. There is currently no public market for the Company's securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of their investment.

Risks from Uncertain Capital Needs

The Company believes that the net proceeds of the Offering will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long-term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

Risks from Relying on an Exemption from Registration
The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

ISSUER-SPECIFIC RISK FACTORS

MARKET AND CUSTOMER RISK FACTORS

There is a limited market for the Company's product or services.

The market for American made good is growing tremendously year after year. Not only are we American made, We personally make each handbag that is Designed by Cara DesJardins and her team of craftsmen and and craftswomen. Everyone that works for C.A.S. is fully trained by Cara to her specifications and expectations creating only the highest quality products. We feel our demand is growing tremendously to a point we are unable to keep up with the demand. This equity we are selling allows us to provide and train more team members, purchase more equipment, improve our packaging, and continue to grow. In 2017 we are experiencing 200% growth providing us with the stability and customer base entering 2018. We feel that this risk factor is very low for investors with the way the brand of C.A.S. has been developed and now is a nationally known brand.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Staying fresh is key to our growth, which involves product development. With this equity we are able to hire more seamstresses/ seamsters to take some of the work load off of designer/Owner Cara DesJardins. This will allow us to stay ahead of trends and develop more accessories created by Cara and her team and offer our customers more of a selection. Our store only carries the top artists in the country. We are very lucky to be attending the top shows in the country and have the access to all the top artists in the country. We are always staying ahead of the trends and bringing in new products that are not found anywhere else. Our eclectic inventory of American made goods is top notch and will remain that way with our high standards.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in the industries we serve.

Our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations. With that being said we are carried in over 100 accounts nationally spreading out nationally limits this risk with natural disasters ect. For example our southern stores have been affected by the series of hurricanes this year, which they will bounce back and are all ready ordering for 2018.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We have a fantastic sales team, with two rep firms and our internal sales for the Northeast. We attend all the top shows in the nation and we stay very focused on opening new accounts and being aggressive with promotions and retaining our customer base by rewards, discounts, and incentives to buy.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

Our top notch Customer service goes above and beyond. We guarantee every bag.. We handle every situation professionally and go above and beyond to make our customers come back over and over.

established company

We are not a start up company, we have developed our brand and we have a wide range of wholesale accounts. We have four major sources of income. 1. Our wholesale business. 2. our retail shows. 3. our retail store. 4. our online sales. We also have created a stock purchase program that guarantees S corp distributions along with your original investment guaranteed in two years with the option to stretch it to another two year non guaranteed with revenue sharing for your percentage of company.

FINANCIAL RISK FACTORS

The amount of capital the Company is attempting to raise in the Offering is not enough to sustain the Company's current business plan.

The amount of money we are raising is enough to sustain us through 2018. However we are selling a small amount of equity 8% while providing us with options as we grow.

Our company may need additional funding in the future, which may not be available.

We have plenty of equity available along with the assets and worth of company has grown tremendously over the past 4 years. We also will be obtaining a line of credit to protect us from any unforeseen issues or downturns.

Our company may be required to take on debt which could result in limitations on our business.

Our company is working on decreasing debt and with this equity buy in and our line of credit we will be in a perfect position entering 2018 to be a profitable company with a projection of over 100k.

The Company has prepared only unaudited financial statements in connection with this offering, which may not be reliable.

In addition to the unaudited financial statement presented, we expect to prepare financial statements on a periodic basis. The financial data presented has not been audited or reviewed. In preparing the financial statements, we have made certain assumptions concerning our business and the market which may not be accurate. Investors are encouraged to review any statements with an independent accountant and should not invest if they believe that they have insufficient information. We also provide quarter reports to all of our investors with accurate numbers. our forecast for next year is a modest 10-15% growth.

The Company's future revenue goals are unpredictable and may fluctuate.

With four full years we are able to have a grasp on or projections. 2017 was a very top line heavy year, with our focus for 2018 on the bottom line. We spent a lot of money this year on our growth and we have spent many hours on our forecast for 2018.

Our operating costs are unpredictable and our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

In addition to general economic conditions and market fluctuations, significant operating cost increases could adversely affect us due to numerous factors, many of which are beyond our control. Increases in operating costs would likely negatively impact our operating income. With that being experienced this year with our tremendous growth. Now with our team, new store and studio and accurate numbers to go by from this year we are able to have a reasonable accurate projection of operating expenses.

OPERATIONAL RISK FACTORS

If the Company fails to achieve certain operational goals it may incur significant losses and there can be no assurance that the Company will become a profitable business.

Our biggest hurdle is capital. We started and funded our company ourselves. With this extra capital we are able to escape that hurdle and hire additional equipment and staff to maintain the demand we are feeling.

Incidents of hacking, identity theft, cyberterrorism or climate change may adversely impact our operations.

As any other company this is always a risk and does happen. We use very safe technology and only the highest quality POS and credit card services.

Certain future relationships have not been established and existing relationships are not guaranteed to endure.

We have developed a great clientele with independent stores like our own that buy three to four times a year. Over the past years we have had major accounts that do come and go. With the personal touch of Customer service and high quality product it is our independent stores that stable our income.

We may experience defects and system failures which would harm our business and reputation and expose us to potential liability.

We have very low risk of liability of our product. If our product is defective or has an issue it replaced or repaired with in a week of receiving it.

Our advertising and marketing efforts may be costly and may not achieve desired results.

We do not spend a lot of money on advertising and marketing. We are hands on. We spend our money on wholesale and retail shows where customers can touch and feel our product.

COMPETITIVE RISK FACTORS

competition

Yes there are several other high end leather bag companies. With our brand and business plan we are doing something that not many people are doing. We create our product below our store where customers can see bags being made right in the front window. We also carry items none of our competition carries.

PERSONNEL AND THIRD PARTY RISK FACTORS

LEGAL AND REGULATORY RISK FACTORS

MISCELLANEOUS RISK FACTORS

ELIGIBILITY INFORMATION

General Eligibility
The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering.
The issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
The issuer has filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required).
The issuer is *not* ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
The issuer is *not* subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
The issuer is *not* an investment company registered or required to be registered under the Investment Company Act of 1940
The issuer is *not* a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Filing Eligibility
The Company has certified that neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

No Disqualifications
The Company has reviewed the statements below relating to Rule 503(a) of Regulation Crowdfunding. **The Company understands that if any of these statements are NOT true, then the Company is NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**
When reviewing the statements below, the Company has evaluated whether these statements are applicable to the Company and has also evaluated whether the statements apply to: any predecessor of the issuer; any affiliated issuer; any director, officer, general partner or managing member of the issuer; any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter connected with the issuer in any capacity at the time of such sale; any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities; or any general partner, director, officer or managing member of any such solicitor (collectively, each of the aforementioned are referred to as an " Covered Person ").
(1) The Company has confirmed that no Covered Person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
in connection with the purchase or sale of any security;
involving the making of any false filing with the Commission; or
arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.
(2) The Company has confirmed that no Covered Person is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such Covered Person from engaging or continuing to engage in any conduct or practice:
in connection with the purchase or sale of any security;
involving the making of any false filing with the Commission; or
arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) The Company has confirmed that no Covered Person is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

at the time of the filing of this offering statement bars the person from association with an entity regulated by such commission, authority, agency or officer;

at the time of the filing of this offering statement bars the person from engaging in the business of securities, insurance or banking; or

at the time of the filing of this offering statement bars the person from engaging in savings association or credit union activities; or

constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

For purposes of the statement above, the term "final order" means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

(4) The Company has confirmed that no Covered Person is subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

places limitations on the activities, functions or operations of such person; or

bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) The Company has confirmed that no Covered Person is subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

Section 5 of the Securities Act.

(6) The Company has confirmed that no Covered Person is or has been suspended or expelled from membership in, or suspended or barred from association with a member of, a

registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

 (7) The Company has confirmed that no Covered Person filed, or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the SEC that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) The Company has confirmed that no Covered Person is subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations

OTHER MATTERS

Additional Material Disclosure
The issuer has opted to include the following information that may be deemed material to investors in connection with this offering. The issuer is also providing the following information to reduce the possibility that any of the required statements are misleading, in light of the circumstances under which they are made.
N/a
To the extent the issuer has made certain information available to investors in a format, media or other means not able to be reflected in text or portable document format, a description of such material is provided as follows:
N/a

REPORTING OBLIGATIONS

End of Reporting Requirement

The issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). The issuer must continue to comply with the ongoing reporting requirements until one of the following conditions is met:
the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed 10,000,000;
the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves its business in accordance with state law.

Location of Annual Report
The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.
Once posted, the annual report may be found on the issuer's website at: http://www.cas-handmade.com/ This will remain the location for future annual reports by the issuer unless an investor is notified otherwise.

EXHIBIT A: BUSINESS PLAN

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C.A.S. 20...plan.pdf

EXHIBIT B: FINANCIAL STATEMENTS for most recent fiscal year

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CAS Autho...tion.pdf

EXHIBIT B: FINANCIAL STATEMENTS for prior fiscal year

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CAS finan...016.docx

EXHIBIT C: BIOGRAPHIES

Employment information from previous employers over the last three years for each of the Company's officers is as follows:

Employment information from previous employers over the last three years for each of the Company's directors is as follows: